UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

LIBERTY ENERGY INC.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

53115L 104

(CUSIP Number)

Dianne Ralston

Chief Legal Officer and Secretary

Schlumberger Limited

5599 San Felipe, 17th Floor

Houston, Texas 77056

(713) 513-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Schlumberger N.V. (Schlumberger Limited)
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization CURAÇAO

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,069,461
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,069,461

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,069,461
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%*
14.	Type of Reporting Person HC

*

Based on 186,847,433 shares of Class A Common Stock outstanding as of April 20, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Form 10-Q”) filed with the Securities and Exchange Commission (“SEC”) on April 25, 2022.

1.	Names of Reporting Persons Schlumberger B.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,069,461
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,069,461

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,069,461
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%*
14.	Type of Reporting Person HC

*	Based on 186,847,433 shares of Class A Common Stock outstanding as of April 20, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on April 25, 2022.

1.	Names of Reporting Persons Schlumberger Holdings Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,069,461
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,069,461

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,069,461
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%*
14.	Type of Reporting Person HC

*	Based on 186,847,433 shares of Class A Common Stock outstanding as of April 20, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on April 25, 2022.

1.	Names of Reporting Persons Schlumberger Technology Corporation
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas, United States

Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 23,069,461
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 23,069,461

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,069,461
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 12.3%*
14.	Type of Reporting Person CO

*	Based on 186,847,433 shares of Class A Common Stock outstanding as of April 20, 2022, as reported in the Issuer’s Form 10-Q filed with the SEC on April 25, 2022.

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed with the SEC on January 11, 2021, as amended by Amendment No. 1 to Schedule 13D, filed on September 29, 2021, Amendment No. 2 to Schedule 13D, filed on November 9, 2021, Amendment No. 3 to Schedule 13D, filed on March 3, 2022, and Amendment No. 4 to Schedule 13D, filed on May 5, 2022 (the “Current Schedule 13D”), relating to the Class A common stock, par value $0.01 per share (the “Common A Shares”), of Liberty Energy Inc. (the “Issuer”), formerly known as Liberty Oilfield Services Inc. Capitalized terms used herein without definition shall have the meaning set forth in the Current Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Current Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

As of the date hereof, STC directly holds 23,069,461 Common A Shares, constituting approximately 12.3% of the 186,847,433 Common A Shares outstanding as of April 20, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on April 25, 2022. Since SHC controls STC, it is deemed to beneficially own the Common A Shares held directly by STC. Since Schlumberger BV controls SHC, it is deemed to beneficially own the Common A Shares held directly by STC. Since Schlumberger Limited controls Schlumberger BV, it is deemed to beneficially own the Common A Shares held directly by STC.

(b)	Schlumberger Limited, Schlumberger BV, SHC and STC have shared voting power and shared dispositive power over the Common A Shares held directly by STC.

(c)	On June 8, 2022, STC sold 12,032,500 Common A Shares at a price of $17.00 per share pursuant to Rule 144 under the Securities Act of 1933, as amended, for aggregate consideration of $204,552,500.00.

(d)

The Reporting Persons have the right to receive distributions from, or proceeds from the sale of, the Common A Shares reported herein. Except as set forth in the preceding sentence, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common A Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2022

Schlumberger N.V. (Schlumberger Limited)

By:	/s/ Samantha Blons
Name:	Samantha Blons
Title:	Assistant Secretary

Schlumberger B.V.

By:	/s/ Eileen Hardell
Name:	Eileen Hardell
Title:	Secretary

Schlumberger Holdings Corporation

By:	/s/ Corrie Merchant
Name:	Corrie Merchant
Title:	Treasurer

Schlumberger Technology Corporation

By:	/s/ Corrie Merchant
Name:	Corrie Merchant
Title:	Treasurer

[Signature Page to Schedule 13D/A]